EXHIBIT 18
January 25, 1995


To the Board of Directors and
Shareholders of The Interlake Corporation



We have audited the consolidated financial statements included in the Corporation's Annual Report on Form 10-K for the year ended December 31,
1994 and issued our report thereon dated January 25, 1995, except as to Note 18, which is as of March 8, 1995. Note 2 to the consolidated financial statements describes a change in the Corporation's method of evaluating the recoverability of goodwill and other long-lived assets from an undiscounted projected cash flow approach, which compared recorded assets to the sum of undiscounted projected cash flows attributable to the businesses to which those assets relate, to a discounted projected cash flow approach. The Corporation has accounted for this change as a change in accounting principle inseparable from a change in estimate. It should be understood that the preferability of one acceptable method of evaluating the recoverability of goodwill and other long-lived assets over another has not been addressed in authoritative accounting literature and, in arriving at our opinion expressed below, we have relied on management's business planning and judgment. Based on our discussions with management and the stated reasons for the change, we believe that such a change represents, in the circumstances, the adoption of a preferable alternative accounting principle for evaluating the recoverability of goodwill and other long-lived assets in conformity with Accounting Principles Board Opinion No. 20.



Price Waterhouse LLP
Chicago, Illinois